UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to             .

Commission file number: 0-04957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Educational Development Corporation Employee 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Educational Development Corporation

5402 South 122nd East Avenue

Tulsa, Oklahoma 74146

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Items 1-3. The Educational Development Corporation Employee 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended February 28, 2018, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN STATEMENTS OF PLAN ASSETS AND LIABILITIES AS OF FEBRUARY 28,

	2018	2017
PLAN ASSETS
Mutual funds	$2,213,400	$1,860,400
Corporate stocks (employer stock)	10,171,500	5,131,300
Total plan assets	12,384,900	6,991,700

PLAN LIABILITIES
Other liabilities	-	-
Total plan liabilities	-	-

NET PLAN ASSETS	$12,384,900	$6,991,700

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN STATEMENT OF INCOME AND EXPENSE FOR THE YEAR ENDED FEBRUARY 28,
2018
INCOME:
Dividends and interest	$62,100
Contributions - Employees	190,600
Contributions - Employer	89,200
Total income	341,900

EXPENSE:
Distributions to former participants	(266,500)
Plan expenses	(300)
Total expenses	(266,800)

Net income before realized and unrealized investment gains and (losses)	75,100

Net realized and unrealized investment gains and (losses)	5,318,100

Net increase in plan assets	5,393,200
Net plan assets, beginning of year	6,991,700
Net plan assets, end of year	$12,384,900

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDUCATIONAL DEVELOPMENT CORPORATION EMPLOYEE 401(k) PLAN

Date: August 30, 2018	By /s/ Randall W. White
Randall W. White, Trustee Educational Development Corporation Chairman of the Board, President and Chief Executive Officer

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